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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13E-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)

Methode Electronics, Inc. (Name of the Issuer)
Methode Electronics, Inc. (Name of Person Filing Statement)
Class B Common Stock, par value $.50 per share, and related Preferred Share Purchase Rights (Title of Class of Securities)
591520 10 1 (CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706-4548
(708) 867-6777
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With a copy to:
 James W. Ashley, Jr.
Lord, Bissell & Brook
115 South LaSalle Street
Chicago, Illinois 60603
(312) 443-0700

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3 (c) (§§240.13e-3(c) under the Securities Exchange Act of 1934 ("the Act").
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$21,746,340	$1,760

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,087,317 shares of Class B Common Stock at the tender offer of $20.00 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Act.
☒
	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$1,760	Filing Party:	Methode Electronics, Inc.
	Form or Registration No.:	SCH 13E-3	Date Filed:	March 18, 2003

Introduction

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") is being filed by Methode Electronics, Inc., a Delaware corporation (the "Company"), and relates to the making of a tender offer by the Company to purchase all of the outstanding shares of our Class B common stock at a price of $20.00 per share in cash on the terms and conditions provided for in an Agreement dated August 19, 2002, as amended December 26, 2002 (the "Agreement") by and among the Company; Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust (collectively, the "Trusts"); and Jane R. McGinley; Margaret J. McGinley; James W. McGinley and Robert R. McGinley (collectively, the "McGinley family members"). The making of such tender offer is referred to herein as the "Offer."

        A preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to a special meeting of eligible holders of our Class A common stock to consider and vote upon a proposal to approve the offer is being filed with the Securities and Exchange Commission concurrently herewith. If the Offer is approved at the special meeting and the Company commences the Offer, the Company will file with the SEC a tender offer statement on Schedule TO under Regulation 14D of the Exchange Act.

        The following cross reference sheet indicates the location in the Proxy Statement of items required by Schedule 13E-3 and incorporated herein by reference.

Item 1.    Summary Term Sheet

        The information set forth under "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

Item 2.    Subject Company Information

(a)
Name and Address.    The information on page 1 of the Proxy Statement is incorporated herein by reference.

(b)
Securities.    The information set forth under "The Special Meeting—Record Date; Shares Outstanding" in the Proxy Statement is incorporated herein by reference.

(c)
Trading Market and Price.    The information set forth under "Market Price Data; Dividends" in the Proxy Statement is incorporated herein by reference.

(d)
Dividends.    The information set forth under "Market Price Data; Dividends" in the Proxy Statement is incorporated herein by reference.

(e)
Prior Public Offerings.    Not applicable.

(f)
Prior Stock Purchases.    Not applicable.

Item 3.    Identity and Background of Filing Person

(a)
Name and Address.    The Company is also the filing person. The information on page 1 of the Proxy Statement is incorporated herein by reference. The information set forth under "Executive Officers and Directors—Background" in the Proxy Statement is incorporated herein by reference.

(b)
Business and Background of Entities.    The information set forth under "Summary Term Sheet" and "Introduction" in the Proxy Statement is incorporated herein by reference.

(c)
Business and Background of Natural Persons.    The information set forth under "Executive Officers and Directors—Background" in the Proxy Statement is incorporated herein by reference.

Item 4.    Terms of the Transaction

(a)
Material Terms.    The information under "Summary Term Sheet" and "Proposal to Approve the Offer" in the Proxy Statement is incorporated herein by reference.

(c)
Different Terms.    The information set forth under "Summary Term Sheet" and "The Special Meeting" in the Proxy Statement is incorporated herein by reference.

(d)
Appraisal Rights.    The information under "Proposal to Approve the Offer—Our Board of Directors' Determination as to the Fairness of the Offer to the Unaffiliated Class B Common Stockholders" in the Proxy Statement is incorporated herein by reference.

(e)
Provisions for Unaffiliated Security Holders.    The information under "Proposal to Approve the Offer—Our Board of Directors' Determination as to the Fairness of the Offer to the Unaffiliated Class B Common Stockholders" in the Proxy Statement is incorporated herein by reference.

(f)
Eligibility for Listing or Trading.    Not applicable.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements

(a)
Transactions.    The information set forth under "Proposal to Approve the Offer—The Agreement"; "Proposal to Approve the Offer—Background of the Offer"; "Proposal to Approve the Offer—Tax Treatment; IRS Private Letter Ruling; Other Regulatory Matters"; "Proposal to Approve the Offer—Interests of Certain Persons"; and "Executive Officers and Directors—Employment Agreements" in the Proxy Statement is incorporated herein by reference.

(b)
Significant Corporate Events.    The information set forth under "Proposal to Approve the Offer—The Agreement"; "Proposal to Approve the Offer—Background of the Offer"; "Proposal to Approve the Offer—Tax Treatment; IRS Private Letter Ruling; Other Regulatory Matters"; and "Proposal to Approve the Offer—Interests of Certain Persons" in the Proxy Statement is incorporated herein by reference.

(c)
Negotiations or Contacts.    The information set forth under "Proposal to Approve the Offer—The Agreement"; "Proposal to Approve the Offer—Background of the Offer"; "Proposal to Approve the Offer—Tax Treatment; IRS Private Letter Ruling; Other Regulatory Matters"; and "Proposal to Approve the Offer—Interests of Certain Persons" in the Proxy Statement is incorporated herein by reference.

(e)
Agreements Involving the Subject Company's Securities.    The information set forth under "Proposal to Approve the Offer—The Agreement"; "Proposal to Approve the Offer—Background of the Offer"; "Proposal to Approve the Offer—Tax Treatment; IRS Private Letter Ruling; Other Regulatory Matters"; "Proposal to Approve the Offer—Interests of Certain Persons"; "Proposal to Approve the Offer—Litigation Relating to the Agreement and the Offer"; and "Market Price Data; Dividends" in the Proxy Statement is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(b)
Use of Securities Acquired.    The information set forth under "Proposal to Approve the Offer—Effects of the Offer" in the Proxy Statement is incorporated herein by reference.

(c)
Plans.    The information set forth under "Proposal to Approve the Offer—Comparison of Stockholder Rights" and "Proposal to Approve the Offer—Effects of the Offer" in the Proxy Statement is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a)
Purposes of the Offer.    The information set forth under "Proposal to Approve the Offer—The Agreement"; "Proposal to Approve the Offer—Background of the Offer"; "Proposal to Approve the Offer—Opinion of the Financial Advisor to the Special Committee"; "Proposal to Approve the Offer—Recommendation of the Special Committee to the Eligible Class A Common Stockholders"; and "Proposal to Approve the Offer—Reasons for the Special Committee's

  Approval of the Offer and the Special Committee's Recommendation to the Eligible Class A Common Stockholders" in the Proxy Statement is incorporated herein by reference.

(b)
Alternatives.    The information set forth under "Proposal to Approve the Offer—Background of the Offer" in the Proxy Statement is incorporated herein by reference.

(c)
Reasons.    The information set forth under "Proposal to Approve the Offer—The Agreement"; "Proposal to Approve the Offer—Background of the Offer"; "Proposal to Approve the Offer—Opinion of the Financial Advisor to the Special Committee"; "Proposal to Approve the Offer—Recommendation of the Special Committee to the Eligible Class A Common Stockholders"; and "Proposal to Approve the Offer—Reasons for the Special Committee's Approval of the Offer and the Special Committee's Recommendation to the Eligible Class A Common Stockholders" in the Proxy Statement is incorporated herein by reference.

(d)
Effects.    The information set forth under "Proposal to Approve the Offer—Effects of the Offer" in the Proxy Statement is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a)
Fairness.    The information set forth in the Proxy Statement under "Proposal to Approve the Offer—Our Board of Directors' Determination as to the Fairness of the Offer to the Unaffiliated Class B Common Stockholders" is incorporated herein by reference.

(b)
Factors Considered in Determining Fairness.    The information set forth under "Proposal to Approve the Offer—Our Board of Directors' Determination as to the Fairness of the Offer to the Unaffiliated Class B Common Stockholders" in the Proxy Statement is incorporated herein by reference.

(c)
Approval of Security Holders.    The information set forth under "The Special Meeting—Quorum; Votes Required"; "Proposal to Approve the Offer—The Agreement" and "Proposal to Approve the Offer—Our Board of Directors' Determination as to the Fairness of the Offer to the Unaffiliated Class B Common Stockholders" in the Proxy Statement is incorporated herein by reference.

(d)
Unaffiliated Representative.    The information set forth under "Proposal to Approve the Offer—Our Board of Directors' Determination as to the Fairness of the Offer to the Unaffiliated Class B Common Stockholders" in the Proxy Statement is incorporated herein by reference.

(e)
Approval of Directors.    The information set forth under "Proposal to Approve the Offer—Recommendation of the Special Committee to the Eligible Class A Common Stockholders" and "Proposal to Approve the Offer—Our Board of Directors' Determination as to the Fairness of the Offer to the Unaffiliated Class B Common Stockholders" in the Proxy Statement is incorporated herein by reference.

(f)
Other Offers.    Not Applicable

Item 9.    Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion, or Appraisal.    The information set forth under "Proposal to Approve the Offer—Background of the Offer" and "Proposal to Approve the Offer—Opinion of the Financial Advisor to the Special Committee" in the Proxy Statement is incorporated herein by reference.

(b)
Preparer and Summary of the Report, Opinion, or Appraisal.    The information set forth under "Proposal to Approve the Offer—Background of the Offer" and "Proposal to Approve the Offer—Opinion of the Financial Advisor to the Special Committee" in the Proxy Statement is incorporated herein by reference.

(c)
Availability of Documents.    The information set forth under "Proposal to Approve the Offer—Opinion of the Financial Advisor to the Special Committee" in the Proxy Statement and Annexes B and C to the Proxy Statement are incorporated herein by reference.

Item 10.    Source and Amounts of Funds or Other Consideration

(a)
Source of Funds.    The information set forth in the Proxy Statement under "Proposal to Approve the Offer—Source and Amount of Funds" is incorporated herein by reference.

(b)
Conditions.    The information set forth in the Proxy Statement under "Proposal to Approve the Offer—Source and Amount of Funds" is incorporated herein by reference.

(c)
Expenses.    The information set forth in the Proxy Statement under "Proposal to Approve the Offer—Fees and Expenses" is incorporated herein by reference.

(d)
Borrowed Funds.    Not applicable.

Item 11.    Interest in Securities of the Subject Company

(a)
Securities Ownership.    The information set forth in the Proxy Statement under "Security Ownership of Five Percent Stockholders" and "Executive Officers and Directors—Security Ownership" is incorporated herein by reference.

(b)
Securities Transactions.    The information set forth in the Proxy Statement under "Executive Officers and Directors—Security Ownership" is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation

(d)
Intent to Tender or Vote in a Going Private Transaction.    The information set forth in the Proxy Statement under "Proposal to Approve the Offer—Interests of Certain Persons" is incorporated herein by reference.

(e)
Recommendations of Others.    The information set forth under "Proposal to Approve the Offer—Recommendation of the Special Committee to the Eligible Class A Common Stockholders" and "Proposal to Approve the Offer—Our Board of Directors' Determination as to the Fairness of the Offer to the Unaffiliated Class B Common Stockholders" in the Proxy Statement is incorporated herein by reference.

Item 13.    Financial Statements

(a)
Financial Information.    The information contained in Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2002, the Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 and the Proxy Statement is incorporated herein by reference.

(b)
Pro Forma Information.    The information is set forth in attached Annex A.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitations or Recommendations.    The information set forth under "The Special Meeting—Proxy Solicitation and Expenses" in the Proxy Statement is incorporated herein by reference.

(b)
Employees and Corporate Assets.    The information set forth under "The Special Meeting—Proxy Solicitation and Expenses" in the Proxy Statement is incorporated herein by reference.

Item 15.    Additional Information

(b)
Other Material Information.    The information set forth under "Additional Information" in the Proxy Statement is incorporated herein by reference.

Item 16.    Exhibits

(a)(1)	Tender Offer Materials. Not Applicable.
(a)(2)	Solicitation or Recommendation. Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 1, 2003 (incorporated herein by reference to the Proxy Statement.)
(a)(3)
Going Private Disclosure Document. Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 1, 2003 (incorporated herein by reference to the Proxy Statement.)
(a)(4)	Prospectus. Not Applicable
(a)(5)	Other Disclosure Materials. Not Applicable
(b)	Loan Agreement. Not Applicable
(c)(1)	Reports, Opinions and Appraisals. Opinions of TM Capital (incorporated herein by reference to Annexes B and C to the Proxy Statement).
(c)(2)(i)	Materials prepared by TM Capital and presented to the Special Committee on March 14, 2002.
(c)(2)(ii)	Materials prepared by TM Capital and presented to the Special Committee on August 19, 2002.
(d)(1)
Certain Agreements. Agreement dated August 19, 2002 by and among Methode and Marital Trust No. 1 and Marital Trust No. 2, each created under the William J. McGinley Trust, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert J. McGinley and amendment dated December 26, 2002 (incorporated herein by reference to Annex A to the Proxy Statement).
(d)(2)
Memorandum of Understanding In re Methode Electronics, Inc. Shareholders Litigation, Civil Action No. 19899 (incorporated herein by reference to Schedule 13E-3 filed with the Securities and Exchange Commission on March 18, 2003).
(f)	Appraisal Rights. Not Applicable
(g)	Materials Used to Solicit. Not Applicable

ANNEX A

METHODE ELECTRONICS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

January 31, 2003

	As Reported	Pro Forma Adjustments		Pro Forma
	(in thousands, except per share data)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$61,139	$(16,566	)(a)	$44,573
Accounts receivable—net	53,796			53,796
Inventories:
Finished products	8,551			8,551
Work in process	20,021			20,021
Materials	7,532			7,532

	36,104			36,104
Current deferred income taxes	7,530			7,530
Prepaid expenses	3,591			3,591

TOTAL CURRENT ASSETS	162,160	(16,566)		145,594
PROPERTY, PLANT AND EQUIPMENT	225,113			225,113
Less allowance for depreciation	147,102			147,102

	78,011			78,011
GOODWILL—net	19,474			19,474
INTANGIBLE ASSETS—net	25,035			25,035
OTHER ASSETS	23,966	(6,584	)(b)	17,382

	$308,646	$(23,150)		$285,496

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts and notes payable	$21,095			$21,095
Other current liabilities	26,422			26,422

TOTAL CURRENT LIABILITIES	47,517			47,517
OTHER LIABILITIES	7,213			7,213
DEFERRED COMPENSATION	4,612			4,612
SHAREHOLDERS' EQUITY
Common Stock	18,307			18,307
Paid in capital	36,480			36,480
Retained earnings	197,000	$(1,404	)(c)	195,596
Other shareholders' equity	(2,483)	(21,746	)(d)	(24,229)

	249,304	(23,150)		226,154

	$308,646	$(23,150)		$285,496

Book value per share	$6.77			$6.44

METHODE ELECTRONICS, INC. AND SUBSIDIARIES

UNAUDITED PROFORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Year Ended April 30, 2002				Nine Months Ended January 31, 2003
	As Reported	Pro Forma Adjustments		Pro Forma	As Reported	Pro Forma Adjustments		Pro Forma
INCOME:
Net sales	$319,660			$319,660	$268,925			$268,925
Other	1,937			1,937	790			790

Total	321,597			321,597	269,715			269,715
COSTS AND EXPENSES:
Cost of products sold	267,574			267,574	213,214			213,214
Selling and administrative expenses	53,769			53,769	32,632			32,632

Total	321,343			321,343	245,846			245,846

Income from operations	254			254	23,869			23,869
Interest—net	1,225	(330	)(e)	895	864	(257	)(e)	607
Other—net	1,126			1,126	(2,216)			(2,216)

Income before income taxes	2,605	(330)		2,275	22,517	(257)		22,260
Income taxes (credit)	(1,200)	(131	)(f)	(1,331)	7,300	(101	)(f)	7,199

	$3,805	$(199)		$3,606	$15,217	$(156)		$15,061

Basic and diluted net income per common share:	$0.11			$0.10	$0.42			$0.43

Weighted average number of common shares outstanding:
Basic	35,897	(1,087)		34,810	36,162	(1,087)		35,075
Diluted	36,100	(1,087)		35,013	36,407	(1,087)		35,320

METHODE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

        The pro forma adjustments to the unaudited pro forma condensed financial statements include adjustments for the purchase of all of the outstanding shares of Class B common stock, payment of a special dividend on Class A common stock and the repayment of principal and interest on the note receivable from Horizon Farms, Inc.

(a)
Represents the following cash transactions:

(in thousands)
Purchase of 1,087,305 shares of Class B at $20 per share	$21,746
Payment of $0.04 special dividend on 35,104,421 Class A shares	1,404
Collection of principal and interest of Horizon Farm, Inc. note	(6,584)

$16,566

(b)
Represents the collection of principal and interest of Horizon Farm, Inc. note.

(c)
Represents the payment of $0.04 special dividend on 35,104,421 Class A shares.

(d)
Represents the purchase of 1,087,305 shares of Class B at $20 per share.

(e)
Represents the interest earned on the Horizon Farm, Inc. note during the period.

(f)
Represents income taxes on the interest earned on the Horizon Farm, Inc. note during the period.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METHODE ELECTRONICS, INC.
May 1, 2003	By:	/s/ DONALD W. DUDA Donald W. Duda President

QuickLinks

Introduction
  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contracts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Purposes, Alternatives, Reasons and Effects
  Item 8. Fairness of the Transaction
  Item 9. Reports, Opinions, Appraisals and Negotiations
  Item 10. Source and Amounts of Funds or Other Consideration
  Item 11. Interest in Securities of the Subject Company
  Item 12. The Solicitation or Recommendation
  Item 13. Financial Statements
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used
  Item 15. Additional Information
  Item 16. Exhibits
ANNEX A
METHODE ELECTRONICS, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS January 31, 2003
METHODE ELECTRONICS, INC. AND SUBSIDIARIES UNAUDITED PROFORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share amounts)
METHODE ELECTRONICS, INC. AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
SIGNATURE